BTQ Technologies Unveils Léonne: Quantum-Secure
Consensus Framework for Scalable and Decentralized
Blockchain Networks

● Léonne is the first framework to unify trust modeling, network analysis, and quantum- resistant cryptography into a single, modular, and production-ready system.

● Léonne facilitates the scalability, security, and decentralization trade-offs inherent in existing models like Proof-of-Work and Proof-of-Stake.

● Introduces a trust-based, topologically structured consensus model, leveraging advanced mathematics and quantum technologies to enable efficient, secure, and decentralized network partitioning at scale.

● Designed with modularity and post-quantum resilience, Léonne positions BTQ at the forefront of quantum-secure infrastructure, offering a foundational platform for the future of blockchain and distributed systems.

Vancouver, British Columbia, July 23, 2025 - BTQ Technologies Corp. ("BTQ" or the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, announced the launch of Léonne, a novel blockchain consensus framework designed to overcome the core limitations of existing distributed ledger technologies. Built on advanced mathematical structures and quantum- enhanced security, Léonne addresses the longstanding trade-offs between scalability, security, and decentralization - often referred to as the "blockchain trilemma."

Léonne introduces a new model called Topological Consensus Networks, which replaces energy-intensive Proof-of-Work (PoW) and centralization-prone Proof-of-Stake (PoS) with a mathematically rigorous, trust-based partitioning system known as Proof-of-Consensus. This approach enables high throughput, efficient energy use, and decentralized decision-making-all while maintaining resilience against quantum-era threats.

"As blockchain infrastructure becomes increasingly mission-critical-for finance, supply chains, healthcare, and more-networks must be efficient, secure, and resilient. Léonne directly addresses these demands while anticipating future risks posed by quantum computing and centralization trends," said Olivier Roussy Newton, CEO of BTQ Technologies. "We believe this is a foundational technology for the post-quantum future-where speed, scale, and security must coexist. This innovation enhances BTQ's position as a leader in quantum-safe infrastructure."

Key Features of Léonne:

● Trust-Based Partitioning: Dynamically restructures blockchain networks based on mathematically defined trust relationships between nodes.

● Topological Modeling: Uses advanced network theory and persistent homology to optimize long-term network stability and detect emerging threats.

● Quantum Enhancements: Integrates Quantum Random Number Generation (QRNG), Quantum Key Distribution (QKD), and quantum-enhanced trust matrices to ensure information-theoretic security.

● Scalability and Efficiency: Linear algorithmic complexity enables real-time consensus across millions of nodes with minimal computational overhead.

● Modular Architecture: Designed for integration with both existing blockchain platforms and emerging quantum hardware.

This innovation builds on BTQ's broader strategy to develop infrastructure that safeguards digital systems from current and future cyber threats. As institutional and government interest in blockchain accelerates-particularly in finance, healthcare, and supply chain-Léonne offers a scalable solution that meets the rigorous security demands of tomorrow's distributed systems.

BTQ Technologies will be engaging with key industry partners, academic collaborators, and select clients to deploy Léonne across test environments and pilot programs in the second half of 2025.

Read the full blog post and explore Léonne

To explore Léonne's technical documentation and implementation details, visit our research repository and development resources https://github.com/btq-ag/Leonne

About BTQ

BTQ Technologies Corp. (Cboe CA: BTQ | FSE: NG3 | OTCQX: BTQQF) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.